Exhibit 99.3

SUB-SERVICING AGREEMENT

THIS SUB-SERVICING AGREEMENT dated as of March 27, 2021 (this “Agreement”), is by and between BBAM US LP, a Delaware limited partnership (“BBAM”), BBAM AVIATION SERVICES LIMITED, a company incorporated under the laws of Ireland (“BBAM Ireland” and together with BBAM, the “Servicers,” each a “Servicer”), CARLYLE AVIATION MANAGEMENT LIMITED (the “Sub-Servicer”), FLY LEASING LIMITED, a company incorporated under the laws of Bermuda (the “Company” or the “Indemnitor”), FLY LEASING MANAGEMENT CO. LIMITED, a company incorporated under the laws of Bermuda (with respect to Section 7 only) (the “Manager”) and CARLYLE AVIATION ELEVATE LTD., a Cayman Islands exempted company (the “Buyer”).

WHEREAS, the Company engaged BBAM and BBAM Ireland, collectively, as servicers and remarketing agents to provide administrative and management services or remarketing services with respect to certain aviation assets owned directly or indirectly by the Company (the “Aviation Assets”) pursuant to the terms of the servicing agreements and remarketing agreements set forth in Schedule A hereto (collectively, the “Subject Servicing Agreements” and each, a “Subject Servicing Agreement”).

WHEREAS, each of the Aviation Assets are subject to the terms of certain debt facilities as described in the applicable Subject Servicing Agreement (collectively, the “Covered Facilities” and each, a “Covered Facility”).

WHEREAS, in connection with the proposed acquisition of the Company by the Buyer (the “Transaction” and the date of the consummation of such Transaction, the “Closing Date”), the Servicers desire to delegate their role and to have the Sub-Servicer act as sub-servicer with respect to each Subject Servicing Agreement and the Sub-Servicer desires to act as sub-servicer with respect to each Subject Servicing Agreement, upon the terms and conditions set forth in this Agreement.

WHEREAS, the Servicers and the Company desire to provide for the Ancillary Services set forth in Section 3 and Schedule C of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.             Definitions. The following terms, as used herein (including in any Schedules or Annexes attached hereto), have the following meanings:

“After-Tax Basis” means on a basis such that any payment received, deemed to have been received or receivable by any Person shall, if necessary, be supplemented by a further payment to that Person so that the sum of the two payments shall, after deduction of Taxes resulting from the receipt (actual or constructive) or accrual of such payments (after taking into account any current deduction to which such Person shall be entitled with respect to the amount that gave rise to the underlying payment), be equal to the payment received, deemed to have been received or receivable.

“Agreement” shall have the meaning set forth in the preamble.

“Ancillary Services” shall have the meaning in Section 3(a)(i).

“Ancillary Services Term” shall have the meaning in Section 3(d)(i).

“Ancillary Services Termination” shall have the meaning in Section 13(a).

“Annual Fee” shall have the meaning in Section 4(a).

“Applicable Law” means any law, statute, ordinance, rule, regulation, code of conduct or practice of any Governmental Authority that applies to the applicable Person or any of its properties or assets.

“Aviation Assets” shall have the meaning set forth in the preamble.

“BBAM” shall have the meaning set forth in the preamble.

“BBAM Ireland” shall have the meaning set forth in the preamble.

“BBAM LP” means BBAM Limited Partnership.

“Buyer” shall have the meaning set forth in the preamble.

“Change of Control Fee” shall have the meaning set forth in the FLY Management Agreement.

“Closing Date” shall have the meaning set forth in the preamble.

“Company” shall have the meaning set forth in the preamble.

“Covered Facilities” shall have the meaning set forth in the preamble.

“FLY Management Agreement” means the Amended and Restated Fly Leasing Limited Management Agreement dated December 28, 2012 between the Company and Fly Leasing Management Co. Limited, as amended by the First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of June 19, 2015, the Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of July 27, 2016, and the Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017.

“Force Majeure” shall have the meaning in Section 3(b)(iii).

“Governmental Authority” means any federal, state, local, foreign or international court, administrative agency or commission or other governmental agency or instrumentality (or any officer or representative thereof) of competent jurisdiction, including the European Union.

“Indemnitor” shall have the meaning set forth in the preamble.

“Manager” shall have the meaning set forth in the preamble.

“Manager Shares” means the 100 shares, par value $0.001 per shares, authorized pursuant to Section 4.1(b) of the Amended and Restated Bye-Laws of the Company, as amended.

“Merger Agreement” means the Agreement and Plan of Merger among Buyer, Carlyle Aviation Elevate Merger Subsidiary Ltd. and the Company, dated as of March 27, 2021.

“Person” means any means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Personnel” shall have the meaning in Section 3(b)(3).

“Proceeding” means an action, suit or legal, administrative, arbitral or alternative dispute resolution proceeding.

“Services” shall have the meaning in Section 2.

“Servicer Indemnified Party” shall have the meaning in Section 6(c).

“Servicers” shall have the meaning set forth in the preamble.

“Subject Servicing Agreement Fees” shall have the meaning in Section 4(b).

“Subject Servicing Agreements” shall have the meaning set forth in the preamble.

“Sub-Servicer” shall have the meaning set forth in the preamble.

“Tax” or “Taxes” means all fees (including documentation, license and registration fees), taxes, assessments, levies, impositions, duties, withholdings and other charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise, documentary, stamp, corporation, corporation profits, advance corporation, capital duty, capital gains, capital acquisitions, wealth, vehicle registration, social insurance, and property taxes) asserted or imposed by any Governmental Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.

“Termination Date” shall have the meaning in Section 13(a).

“Transaction” shall have the meaning set forth in the preamble.

2.             Subservicing. (a) The Sub-Servicer covenants and agrees to perform all services under the Subject Servicing Agreements (the “Services”) from and after the date hereof in accordance with the standards, requirements, guidelines, procedures, restrictions and provisions of the applicable Subject Servicing Agreement, Covered Facility and this Agreement. The Sub-Servicer shall be responsible for performing all of the duties and obligations of the Servicers under each Subject Servicing Agreement, and the Sub-Servicer shall at all times meet all standards and fulfill all requirements applicable to the Servicer pursuant to each Subject Servicing Agreement and related Covered Facility. Without limiting the foregoing, the Sub-Servicer covenants and agrees that it shall fully perform the obligations of the Servicers pursuant to each Subject Servicing Agreement and related Covered Facility in a manner that will not cause the termination of the Servicers as servicers or remarketing agent, as applicable, under any Subject Servicing Agreement or impose any liability to the Servicers under any Subject Servicing Agreement.

(b)           Any reporting and certifications required to be provided by the Servicers to any lenders or any other party under a Subject Servicing Agreement will be produced by the Sub-Servicer who shall provide these reports to the Servicer in accordance with the requirements of the Covered Facilities.

(c)           The Servicers agree that the delegation to the Sub-Servicer of the Services shall in no way affect the Servicers’ obligations to the Company under the Subject Servicing Agreements.

3.             Ancillary Services.

(a)           Provision and Standard of Ancillary Services.

(i)               Services to be Provided. Notwithstanding anything in Section 2 hereof to the contrary, and subject to the other terms and conditions of this Agreement, the Servicers shall provide or cause to be provided to the Company those services described on Schedule B attached hereto (the “Ancillary Services”) for the time period and fee specified for such Ancillary Services on Schedule B.

(ii)              Service Standard. The Servicers shall provide or cause to be provided to the Company the Ancillary Services at a level of care and in a manner materially consistent with the provision of the applicable Ancillary Service by or on behalf of the Servicers to the Company during the 12 months prior to the date of the Merger Agreement.

(iii)             Servicer Employees. The Servicers shall make available to the Company such personnel as may be necessary to provide the Ancillary Services; provided, however, that subject to the Servicers’ express obligations hereunder, the management of and control over the provision of the Ancillary Services shall reside solely with the Servicers. Without limiting the generality of the foregoing, all labor matters relating to employees of the Servicers (including, without limitation, employees involved in the provision of Ancillary Services to the Company) shall be within the exclusive control of the Servicers and the Company shall not take any action affecting such matters. The Servicers shall be solely responsible for all salary, employment and other benefits of and liabilities relating to the personnel of the Servicers performing any of the Ancillary Services. Nothing in this Agreement will prevent the Servicers from using affiliates or third-party subcontractors approved in advance and in writing by the Company to perform all or any part of an Ancillary Service hereunder. In the event that affiliates or approved third parties perform all or any part of an Ancillary Service hereunder, the Servicers shall cause such affiliates or third parties to deliver such Ancillary Services in accordance with the requirements set forth in Section 3(a)(ii) and shall remain liable for the actions (or inactions) taken by such affiliates or third parties as though such actions were taken (or not taken) by the Servicers hereunder.

(b)           Limitations.

(i)               Third-Party Consents; Compliance with Agreements and Applicable Law.

   (1)          The Company acknowledges and agrees that no third party consents are necessary in order to provide any of the Ancillary Services to the Company under this Agreement.

   (2)          The Company acknowledges and agrees that any Ancillary Services provided through third parties or using third-party intellectual property are subject to the terms and conditions of any applicable agreements between the Servicers or their affiliates and such third parties. The Company agrees to comply, and to cause its affiliates to comply, in all material respects with the terms and conditions of any such applicable third-party agreements (provided that the Servicers shall have made available to the Company copies of any such agreements or provided notice to the Company of the applicable terms and conditions thereof) and with Applicable Law, in each case, pertaining to the receipt by the Company of the Ancillary Services pursuant to this Agreement.

   (3)          The Servicers shall use their commercially reasonable efforts to ensure that any Persons engaged in providing the Ancillary Services on behalf of the Servicers (the “Personnel”) comply with all of the Company’s reasonable and lawful requests, directions or regulations made known to the Servicers in relation to the safety and security of the Company’s premises, property or personnel.

(ii)              Force Majeure. The Company and the Servicers will be excused from performance under Section 3 of this Agreement, will not be deemed to be in breach hereof, and will have no liability to the other party whatsoever to the extent such party is prevented from performing any of its obligations hereunder, in whole or in part, as a result of an act of God, war, terrorism, civil disturbance, interruption of utilities, disruption of Internet access as a result of any virus, work or Trojan horse, court order, or other similar cause (except for COVID-19 or any other epidemic, pandemic or outbreak of diseases, or any escalation or worsening of such conditions), in each case by reason of events beyond such party’s reasonable control (a “Force Majeure”); provided that the affected party uses its commercially reasonable efforts to re-commence performance as promptly as reasonably possible. In the event of an occurrence of a Force Majeure, the Servicers shall give notice of suspension as soon as reasonably practicable to the Company stating the date and extent of such suspension and the cause thereof, and the Servicers shall resume the performance of such obligations as promptly as reasonably practicable upon the cessation of such Force Majeure. During the period of a Force Majeure, the Company shall be entitled to seek an alternative servicer at its own cost with respect to the Ancillary Services affected upon prior written notice to the Servicers. If a Force Majeure shall continue to exist for more than one hundred eighty (180) consecutive days, the Servicers shall be entitled to permanently terminate the Ancillary Services affected.

(c)           Limitations on Liability; Joint and Several Obligations. The Servicers shall have no liability in connection with providing any of the Ancillary Services during the term of this Agreement, except to the extent that the losses of the Company arise from the gross negligence or wilful misconduct of the Servicers or their affiliates.

(d)           Term and Termination.

(i)               Term of Ancillary Services. The Servicers shall provide the Ancillary Services to the Company commencing on the date hereof through the end of the applicable term as set forth on Schedule B (the      “Ancillary Services Term”).

(ii)              Termination of Ancillary Services.

   (1)          Early Termination of Ancillary Services. The Company may, at any time during the Ancillary Services Term, by providing thirty (30) days’ prior written notice to the Servicers, terminate the receipt of any particular Ancillary Service or Ancillary Services. Any termination notice delivered shall specify (x) the Ancillary Service or Ancillary Services to be terminated and (y) the effective date(s) of such termination.

   (2)          Automatic Termination of Ancillary Services. The obligations pursuant to Section 3 of this Agreement shall terminate upon the termination of the last Ancillary Service to be provided hereunder.

(e)           Company Obligation to Migrate.  Without limiting the Servicers’ obligation to provide ancillary services in the applicable Ancillary Services category through the end of the applicable Ancillary Services Term as set out in Schedule C, the Company shall use commercially reasonable efforts to migrate each Ancillary Service category such that they are being performed by the Company (or the replacement servicer as designated by the Company) as soon as reasonably practicable.  Where the Company shall have completed (or anticipates completing) the migration of an Ancillary Service category in advance of the end of the applicable Ancillary Services Term, the Company shall provide the Servicers notice thereof and the date on which such migration is to be completed (and the Servicers shall have no obligation in such Ancillary Service category after such date).

(f)            Data Protection. The Servicers shall maintain safeguards against the destruction, loss or alteration of business data in its possession that are consistent with the safeguards that are in place for the Company as of the date of the Merger Agreement. The Servicers shall also maintain disaster recovery plans, systems and services (e.g., recovery of data, operating environment, telecommunications infrastructure and other facilities) that are substantially similar to the disaster recovery plans, systems and services in place for the business as of the date of the Merger Agreement. In the event of a Force Majeure, the Servicers shall timely implement applicable disaster recovery plans and procedures for the Ancillary Services provided to the Company.

4.             Compensation.

(a)           Servicers’ Fee. Subject to Section 13(a) hereof, the Buyer shall pay the Servicers a one-time fee of $500,000 on the Closing Date and an annual fee equal to $250,000 in cash (the “Annual Fee”) as consideration for Servicers’ performance under this Agreement, payable annually in arrears and subject to proration based on a year comprised of 12 months. Such Annual Fee shall be paid irrespective of any limitations under any document to which the Buyer, the Company or any of their affiliates are parties and shall be due on December 31 of each year; provided that the final Annual Fee(s) owing to the Servicers shall be paid on the Termination Date.

(b)           Subject to Section 13(a) hereof, the Servicers shall transfer to the Sub-Servicer any servicing fee, administrative fee, disposition fee or any similar fees received by the Servicers from the Company under the Subject Servicing Agreements, net of any reimbursement for related costs or expenses related thereto (the “Subject Servicing Agreement Fees”). For the avoidance of doubt, the Servicers’ obligations with respect to this Section 4(b) shall be limited to the transfer to the Sub-Servicer of any Subject Servicing Agreement Fees received from the Company.

5.             Servicers’ Expenses.

The Company shall reimburse the Servicers for all costs and expenses incurred by the Servicers in connection with the negotiation and execution of this Agreement and all documents relating thereto and its services under this Agreement, including, but not limited to, any oversight, review or enforcement costs and expenses.

6.             Standard of Care; Conflicts Standard; Waiver and Release; Indemnity.

(a)           Standard of Care; Conflicts Standard. The Sub-Servicer hereby agrees to perform the Services in accordance with the standard of care and conflicts standard as set forth in the applicable Subject Servicing Agreement. In performing its obligations hereunder, the Sub-Servicer shall use its best efforts not to take any action that would cause the Servicers to be in breach of their obligations or incur any liability under the applicable Subject Servicing Agreement (including, but not limited to, by employing or otherwise engaging such staff and maintaining such supporting resources both in number and in quality, to enable the Sub-Servicer to perform the Services in accordance with any staffing requirements applicable to the Servicers under the Subject Servicing Agreements).

(b)           Waiver and Release. The Company, Buyer and Sub-Servicer hereby waive, release and forever discharge the Servicers and their respective parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (collectively referred to as the “BBAM Releases”) from any and all rights, causes of action, claims or demands (“Claim”) directly or indirectly arising out of, in connection with, or related to the FLY Management Agreement, any Subject Servicing Agreement and the Transaction, whether express or implied, known or unknown, which the Company, Buyer and/or Sub-Servicer has or may have against the BBAM Releases, whether arising before or after the date of this Agreement; except to the extent that any losses arising from any such Claim are finally adjudicated to have resulted directly from the Servicers’ or either of their officers’ directors’, agents’ or employees’ fraud, deceit, gross negligence or willful misconduct in respect of the Servicers’ obligations to apply the standard of care or conflicts standard in respect of their performance of services under the applicable Subject Servicing Agreements from and after the date hereof.

(c)           Indemnity. The Indemnitor shall indemnify on an After-Tax Basis and hold harmless the Servicers, BBAM LP and each officer, director, agent, employee or affiliate of the Servicers and/or BBAM LP (each, a “Servicer Indemnified Party”) from and against any loss, liability, costs and expenses, claim or damage (including litigation costs and attorney’s fees, and internal/overhead costs incurred by the Servicers and their affiliates in connection with any legal or regulatory proceedings in connection with the foregoing) suffered or incurred by the Servicers or any such other Person directly or indirectly resulting from (i) any Claim against a Servicer Indemnified Party directly or indirectly arising out of, in connection with, or related to the Subject Servicing Agreements or Covered Facilities, including, but not limited to, (x) any event of default under the Subject Servicing Agreement and/or Covered Facilities arising out of any action or inaction of the Servicers and (y) the delegation of the Servicers’ obligations under the Subject Servicing Agreements to the Sub-Servicer pursuant to this Agreement, (ii) a breach of any representation or warranty of the Sub-Servicer set forth in this Agreement, (iii) the Sub-Servicer’s failure to observe and perform any of the Sub-Servicer’s duties, obligations, covenants or agreements contained in this Agreement; (iv) any acts or omissions by the Sub-Servicer or its officers, directors, employees, agents or delegees in performance of its duties or obligations pursuant to this Agreement, or (v) any willful malfeasance, bad faith, fraud or negligence of the Sub-Servicer or its officers, directors, employees, agents or delegees in the performance of its duties hereunder, or the reckless disregard by the Sub-Servicer of its obligations or duties hereunder. The Buyer represents and warrants that the Indemnitor is an entity with total net assets of at least $325,000,000 and procures that Indemnitor will maintain such net worth for the duration of this Agreement (or, if at any time the Indemnitor shall not have such amount of total net assets, then the Indemnitor will arrange for another entity within the Carlyle managed group, which does have such total net assets, to either become the Indemnitor or provide a guaranty of the Indemnitor’s obligations). The obligations of the Indemnitor under this Section 6(c) shall survive the termination of this Agreement pursuant to Section 13 hereof or otherwise.

7.             FLY Management Agreement Termination.

(a)           Each of the Company and the Manager hereby agree that (a) the FLY Management Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon the occurrence of, the Effective Time (as defined in the Merger Agreement) and, subject to this Section 7 hereto, upon such termination neither the Company nor the Manager shall have any further obligations or liabilities under such agreement except as expressly specified therein, and (b) at the Effective Time (as defined in the Merger Agreement), the Company shall, subject to Section 42 of the Companies Act 1981 of Bermuda, as amended, redeem all of the Manager Shares held by the Manager for their par value and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued.

(b)           On the Closing Date, notwithstanding anything to the contrary in the Fly Management Agreement, the Manager shall receive an amount equal to (i) the Change of Control Fee and a termination fee pursuant to Sections 5.1(b)(2) and 10.2(b), respectively, of the FLY Management Agreement, less (ii) $1,000,000.

8.             Representations and Warranties of the Sub-Servicer, Company, Buyer and Indemnitor.

The Sub-Servicer represents and warrants to the Servicers as of the date hereof as follows:

(a)           Due Organization. The Sub-Servicer is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. The Company is a Bermuda corporation duly organized, validly existing and in good standing under the laws of Bermuda. The Buyer is a company duly organized, validly existing and in good standing under the laws of Cayman Islands. The Indemnitor is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. Each of the Sub-Servicer, the Company, the Buyer and the Indemnitor has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by it and to carry out its obligations hereunder and thereunder.

(b)           Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution, all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor shall be, duly executed and delivered such party, and (assuming due authorization, execution and delivery by the Servicers) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the such party shall constitute, the legal, valid and binding obligations of such party, enforceable against such party in accordance with their respective terms.

(c)           No Conflicts. The execution, delivery and performance by the Sub-Servicer of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Sub-Servicer under, any provision of (a) the organizational documents of the Sub-Servicer, (b) any agreement to which the Sub-Servicer is a party or by which the Sub-Servicer or any of its properties or assets is subject or (c) any provision of any Applicable Law applicable to the Sub-Servicer or its properties or assets.

(d)           Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Sub-Servicer in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.

(e)           Litigation. There are no actions, litigation, suits or Proceedings pending or, to the Sub-Servicer’s knowledge, threatened against the Sub-Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to the Sub-Servicer would reasonably be expected to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement; and the Sub-Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement.

(f)            Licenses. The Sub-Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.

(g)           Capacity. The Sub-Servicer has the facilities, procedures and experienced personnel necessary to provide the Services in accordance with this Agreement, the Subject Servicing Agreements and the Covered Facilities. The Sub-Servicer does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.

(h)           Eligible Sub-Servicer. The Sub-Servicer meets the eligibility requirements of a servicer under the terms of each Subject Servicing Agreement and related Covered Facility.

9.             Representations and Warranties of the Servicers.

The Servicers represent and warrant to the Sub-Servicer as of the date hereof as follows:

(a)           Due Organization. BBAM is a Delaware limited partnership, validly existing and in good standing under the laws of the State of Delaware and BBAM Ireland is a company incorporated under the laws of Ireland, validly existing under the laws of the Ireland. Each of the Servicers has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by each Servicer and to carry out its obligations hereunder and thereunder.

(b)           Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Servicers have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution all documents executed pursuant hereto and thereto by the Servicers shall be, duly executed and delivered by the Servicers, and (assuming due authorization, execution and delivery by the Sub-Servicer) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the Servicers shall constitute, the legal, valid and binding obligations of the Servicers, enforceable against the Servicers in accordance with their respective terms.

(c)           No Other Representations or Warranties. For the avoidance of doubt, the parties hereto agree that the Servicers are not providing, and shall not at any time be required to provide, any representations, warranties, covenants or indemnification as to whether this Agreement conflicts with, or will result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Company under, any provision of the Subject Servicing Agreements and/or Covered Facilities.

(d)           Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Servicers in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.

(e)           Litigation. There are no actions, litigation, suits or Proceedings pending or, to each Servicer’s knowledge, threatened against such Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to such Servicer would reasonably be expected to materially and adversely affect such Servicer’s ability to perform its obligations under this Agreement; and such Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the such Servicer’s ability to perform its obligations under this Agreement.

(f)            Licenses. Each Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.

10.           Notices.

Any notice or communication under or in connection with this Agreement shall be in writing and shall be deemed to have been duly given and received when delivered by hand or courier, when received by electronic mail transmission to a confirmed email address, or three (3) days after the date when posted by air mail, with postage prepaid, addressed as follows:

to BBAM at:                   50 California Street, 14th Floor

                                          San Francisco, CA 94111

                                          Email: legal@bbam.com

                                         Attention: General Counsel

to BBAM Ireland at:     West Pier Business Campus, Dun Laoghaire

                                          County Dublin A96 N6T7, Ireland

                                          Email: legal@bbam.com

                                          Attention: General Counsel

to the Company/Indemnitor at:

                                          c/o Fly Leasing Limited

                                          West Pier Business Campus, Dun Laoghaire

                                          County Dublin A96 N6T7, Ireland

                                          Email: legal@bbam.com

                                          Attention: General Counsel

With a copy to the Buyer at:

                                          c/o Carlyle Aviation Management Limited
                                          Connaught House
                                          1 Burlington Road
                                          Dublin 4, Ireland

                                          Email: clifD@carlyle.aero; billh@carlyle.aero
                                         Attention: Z. Clifton Dameron; Bill Hoffman

Any party by notice given in accordance with this Section 10 to the other party may designate another address or Person for receipt of notices hereunder.

11.           Governing Law.

This Agreement, and all matters arising out of or relating to this Agreement (whether in contract or tort), shall governed by, and shall be construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

12.           Non-Exclusive Jurisdiction in New York.

The parties hereby consent to the non-exclusive jurisdiction of any state or Federal court located in the County of New York, New York. Nothing herein will prevent any party from bringing suit in any other appropriate jurisdiction. The parties hereby agree that service of process may be made upon each of them by mailing copies of the summons and complaint to the Person to be served by air mail, certified or registered mail to the address set forth in Section 9, postage prepaid, return receipt requested, or in accordance with the Hague Convention, if applicable.

13.           Term; Termination; Resignation; Survival.

(a)           Term. This Agreement shall automatically terminate upon the earlier to occur of (i) the appointment of a replacement servicer or remarketing agent under the Subject Servicing Agreements and (ii) there being no amounts outstanding and no obligations due and owing under the Covered Facilities; provided that if all Ancillary Services have not been provided by the Servicers to the Company in full or terminated pursuant to the terms set forth in Section 3(d) (the “Ancillary Services Termination”), Sections 3 and 5(c) of this Agreement shall survive such termination until the Ancillary Services Termination. The Buyer shall procure that, (i) the Servicers are replaced as servicers or remarketing agents, as applicable, under the Subject Servicing Agreements in accordance with the terms of the Covered Facilities (the Servicers agree to co-operate as may be reasonably requested in connection with such replacement subject to reimbursement of their expenses) or (ii) any amounts outstanding under the Covered Facilities are repaid or prepaid by the Company and/or its affiliates, in each case by no later than the end of the second anniversary of the Closing Date (the “Termination Date”); provided that the Buyer may elect to extend the Termination Date with respect to any Subject Servicing Agreements by one (1) additional year by notifying the Servicers in writing at any time prior to the Termination Date. In the event that this Agreement has not been terminated with respect to any Subject Servicing Agreement in accordance with this Section 13(a) by the Termination Date, the Servicers shall be entitled to any servicing fees, administrative fees, remarketing fees, disposition fee or any similar fees payable under such Subject Servicing Agreement for the period commencing on the Termination Date and ending on the date of termination or expiration of such Subject Servicing Agreement. For the avoidance of doubt, any amounts payable to the Servicers pursuant to the immediately preceding sentence shall be in lieu of, and not in addition to, any Annual Fee payable to the Servicers in accordance with Section 3(a) hereof.

(b)           Termination of Sub-Servicer. The Sub-Servicer shall be automatically terminated as sub-servicer with respect to each Subject Servicing Agreement:

(i)               at such time, after the date hereof, the Servicers are no longer the servicers or remarketing agent, as applicable, with respect to such Subject Agreement; or

(ii)              upon repayment/prepayment of the Covered Facility related to such Subject Servicing Agreement (or, if earlier, upon any termination of the applicable Subject Servicing Agreement for any other reason).

(c)           Termination by the Servicers. The Sub-Servicer may be terminated as sub-servicer with respect to a Subject Servicing Agreement upon the Servicers’ written notice to the Sub-Servicer following:

(i)               the failure of the Sub-Servicer to observe or perform any material covenant or agreement of the Sub-Servicer set forth in this Agreement and such failure continues un-remedied for a period of thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer;

(ii)              a material breach by the Sub-Servicer of any representation and warranty made by it in this Agreement and, if such breach is capable of being remedied and the Sub-Servicer is diligently attempting such cure, thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer; or

(iii)             the occurrence of any event of default under or material breach of a Subject Servicing Agreement or Covered Facility with respect to the Services for any reason not caused by the Servicers and such breach remains un-remedied for a period of thirty (30) days after notice thereof to the Sub-Servicer from the Servicers;

provided that, in case of any of the foregoing, the Servicers are not in breach of their obligations under this Agreement.

(d)           Limitation on Resignation of Sub-Servicer. The Sub-Servicer shall not resign from the obligations and duties imposed on it pursuant to this Agreement without the prior written approval of the Servicers.

(e)           Transfer Upon Termination. In the event that the Sub-Servicer is terminated or resigns as sub-servicer with respect to any Subject Servicing Agreement pursuant to Section 13(c) or 13(d) of this Agreement, the Sub-Servicer shall cooperate fully with the Servicers in transferring the servicing or remarketing to a successor sub-servicer or remarketing agent, replacement servicer or remarketing agent, or back to the Servicers, in any case, at the Sub-Servicer’s own expense. On or before the date upon which servicing is transferred from the Sub-Servicer to any such Person with respect to a Subject Servicing Agreement, the Sub-Servicer shall undertake all steps necessary or appropriate to transfer, and shall transfer, the servicing or remarketing, as applicable, of the Subject Servicing Agreements to such Person. Until the transfer of servicing is complete, the Sub-Servicer shall continue to perform under the terms and conditions of this Agreement with respect to such Subject Servicing Agreement. Once the transfer of servicing or remarketing, as applicable, is complete, any fees payable to the Sub-Servicer pursuant to Section 4(b) shall be payable to the Servicers or such other Person as determined by the Servicer on a go forward basis.

(f)            Survival. The parties hereto agree that all covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement without limitation as to time. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 6, 10, 11, 12, 14 and 17 of this Agreement shall survive the termination of this Agreement. For the avoidance of doubt, any fees and/or expenses due and payable under Sections 3, 4 or 5 hereof that are outstanding as of the date of termination of this Agreement shall remain obligations of the applicable party owing such amounts until such amounts are paid in full to the applicable recipient thereof.

14.           Confidentiality.

This Agreement is confidential and no party hereto shall disclose any or all of its content to any third party, other than to its affiliates or the lender(s), any agent, security trustee or collateral agent under the Covered Facilities, including any potential assignee, transferee or participant of such lender(s), agent, security trustee or collateral agent (provided, such assignees, transferees or participants agree to be bound by the confidentiality provisions of the Covered Facilities).

15.           Counterparts.

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

16.           Amendment.

This Agreement shall not be amended or varied otherwise then by an instrument in writing executed by the parties hereto.

17.           Illegality.

If any provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

FLY LEASING LIMITED

By:	/s/ Colm Barrington
Name:	Colm Barrington
Title:	Chief Executive Officer

[Signature Page to Sub-Servicing Agreement]

With respect to Section 7 only:

FLY LEASING MANAGEMENT CO. LIMITED

By:	/s/ Colm Barrington
Name:	Colm Barrington
Title:	Chief Executive Officer

[Signature Page to Sub-Servicing Agreement]

BBAM AVIATION SERVICES LIMITED

By:	/s/ Declan Cotter
Name:	Declan Cotter
Title:	Director

[Signature Page to Sub-Servicing Agreement]

BBAM US LP

By:	/s/ Vince Cannon
Name:	Vince Cannon
Title:	Senior Vice President

[Signature Page to Sub-Servicing Agreement]

CARLYLE AVIATION MANAGEMENT LIMITED

By:	/s/ William D. Hoffman
Name:	William D. Hoffman
Title:	Director

[Signature Page to Sub-Servicing Agreement]

CARLYLE AVIATION ELEVATE LTD.

By:	/s/ Marcus Miller
Name:	Marcus Miller
Title:	Director

[Signature Page to Sub-Servicing Agreement]

Schedule A

“Subject Servicing Agreements”

1.	Servicing Agreement (MSN 42033) dated as of September 14, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Four Limited as lessor.

2.	Servicing Agreement dated as of November 30, 2011 between BBAM LLC, BBAM Aviation Services Limited and Fly Aircraft Holdings Three Limited.

3.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Six Limited.

4.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Seven Limited.

5.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Eight Limited.

6.	Servicing Agreement dated as of March 27, 2015 between BBAM US LP, BBAM Aviation Services Limited, Wells Fargo Bank Northwest, National Association, as owner trustee under the Amended and Restated Trust Agreement (2013 N914NN) dated March 27, 2015 between WFB and Fly Aircraft Holdings Thirty Limited.

7.	Servicing Agreement dated as of January 20, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Twenty-Nine Limited.

8.	Servicing Agreement dated as of October 21, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Seventeen Limited.

9.	Servicing Agreement (MSN 42805) dated as of November 24, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Eighteen Limited.

10.	Amended and Restated Servicing Agreement dated as of January 24, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries, as amended from time to time.

11.	Servicing Agreement dated as of October 15, 2020 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries.

12.	Servicing Agreement dated as of October 30, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Engine Funding Limited.

13.	Servicing Agreement dated as of June 15, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Funding Limited, Fly Aladdin Maltaco Limited and each additional Borrower Group Company.

14.	Amended and Restated Servicing Agreement dated as of April 17, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Fifteen Limited and Fly 30145 Leasing Sarl.

15.	Servicing Agreement dated as of December 8, 2017 between BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited and each Serviced Group Member.

16.	Servicing Agreement dated as of October 22, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Five Limited.

17.	Servicing Agreement dated as of October 14, 2011 between BBAM LLC, BBAM Aviation Services Limited and Hobart Aviation Holdings Limited.

18.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition 39330 Leasing Limited.

19.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Brookdell Limited.

20.	Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Six Limited, as participant, and Air India Limited, as lessee.

21.	Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Seven Limited, as participant, and Air India Limited, as lessee.

22.	Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Eight Limited, as participant, and Air India Limited, as lessee.

Schedule B

Ancillary Services

I.	Ancillary Services.

#	Type of Service	Timing / Term of Service
Delivery of Books and Records
1.	Servicers to deliver all of the Company’s documents in their possession to the Carlyle Aviation Offices, including, but not limited to, LC’s, IDERA’s, DPOA’s, and available KYC documents (on an “as is” basis) upon prior notice and during customary business hours.	At the closing of the Transaction
2.	Servicers to deliver copies of all leases on an “as is” basis that are in their possession to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
3.	Servicers to provide access to Company’s lease summaries.	At the closing of the Transaction
4.	Servicers to send initial introductions to each airline and provide a contact list of all key personnel within each department of such airlines, including, but not limited to, key personnel within senior management, accounting, technical, insurance and legal.	At the closing of the Transaction
5.	Servicers to provide a contact list for local counsel used in each jurisdiction.	At the closing of the Transaction
6.	Servicers to send initial introductions to, and provide a contact list for, any issuing bank from which the Company has one or more letters of credit.	At the closing of the Transaction
7.	Servicers to deliver a true, correct and complete list of open lease items that they are aware of, including, but not limited to, outstanding items under LOIs, lease amendments and side letters.	At the closing of the Transaction
8.	Servicers to deliver a true, correct and complete list of trailing items that they are aware of and provide follow-up assistance in order to close out any of the open lease items described in #6, including, but not limited to, satisfying conditions subsequent, assisting with post-closing filings and cooperating in tracking down original copies.	At the closing of the Transaction
9.	Servicers to provide written summaries of all threatened (that they are aware of) and pending disputes and litigations. Servicers to provide routine updates to such summaries as necessary for the 6 months following the closing of the Transaction.	At the closing of the Transaction
10.	Servicers to provide all information regarding any calendar-based action items in connection with the leases falling due within 12 months of the closing of the transaction, including, but not limited to, lease options, deadlines and expiration dates.	At the closing of the Transaction
11.	Servicers to deliver all of the Company’s accounting and tax information to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
12.	Servicers to provide control over the Company’s bank account(s).	At the closing of the Transaction unless not reasonably practicable and, for any account where control has not been provided on the closing of the Transaction, the Servicers may not make any payments or transfers without the consent of Buyer.

Ancillary Services
1.	Servicers to assist with creating and distributing invoices consistent with the Company’s and Servicers’ past practice.	6 months
2.	Servicers to assist with managing and transitioning the accounts payable and receivables in a manner consistent with the Company’s and Servicers’ past practice.	6 months
3.	Servicer to assist with maintenance management (e.g., reserve claim status, reserve balances, reserve account activity) in a manner consistent with the Company’s and Servicers’ past practice.	6 months
4.	If CMS is used, Servicers will cooperate reasonably with transferring the Company’s leases to Carlyle Aviation’s account.	6 months
5.	Servicers to use commercially reasonable efforts to assist in the preparation and maintenance of the Company’s taxes and all supporting documentation thereof, in a manner consistent with the Company’s and Servicers’ past practice, as well as provide appropriate assistance with any tax-related projects necessary to the operation of the Company, such assistance to be provided upon advance request, as needed.	6 months
6.	Servicers to transfer any collected aircraft records from third party software where such records are stored. Method of transfer shall be via box.com, intralinks, or a similar commercially reasonable method of distribution.	6 months
Ancillary Services Team
1.	Servicers to provide reasonable access to 2 individuals selected by the Servicers with knowledge of the Company’s financing and accounting during customary business hours.	6 months
2.	Servicers to provide reasonable access to 2 members of its legal team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months
3.	Servicers to provide reasonable access to 2 members of its technical team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months

II.	Fees.

The fees payable to the Servicers in accordance with Section 4(a) of the Agreement includes compensation to Servicers in connection with providing the services set forth on this Schedule C.